UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 21)

_______________
EVINE Live Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

92047K-10-7
(CUSIP Number)

Vincent Erardi Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

CUSIP No. 92047K-10-7	13D	Page 2

1		NAME OF REPORTING PERSONS	GE Capital Equity Investments, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	3,545,049 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	3,545,049 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,545,049 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7	13D	Page 3

1		NAME OF REPORTING PERSON:	General Electric Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	3,545,049 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	3,545,049 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,545,049 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7	13D	Page 4

1		NAME OF REPORTING PERSON:	General Electric Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

This Amendment No. 21 amends the Schedule 13D filed March 2, 2009, as amended (the “Schedule 13D”), and is filed by GE Capital Equity Investments, Inc. (“GECEI”), General Electric Capital Corporation (“GE Capital”) and General Electric Company (“GE”) (each of GECEI, GE Capital, and GE, a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of EVINE Live, Inc, formerly ValueVision Media, Inc. (the “Company”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On August 14, 2015, GECEI and ASF Radio, L.P. (“ASF”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which GECEI agreed to sell 3,545,049 shares of Common Stock, all of the shares of the Company it currently owns, to ASF for $2.15 per share, in cash (an aggregate of $7,621,935.48), which represents the average trading price of the Common Stock for the five trading days preceding August 14, 2015.  The closing of the sale is subject to certain closing conditions, including action by the Company for ASF to not be deemed an Acquiring Person (as defined in the Plan (as defined in Item 6 of this Amendment No. 21)), as further described in Item 6, and is scheduled for October 15, 2015, or such other date that the parties may agree.  ASF is an affiliate of Ardian, an independent private equity investment company.  The response to Item 6 of this Amendment No. 21 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The following description of beneficial ownership does not give effect to the contemplated closing of the sale of Common Stock pursuant to the Stock Purchase Agreement described in Item 4 of this Amendment No. 21.

(a)           The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 21, as of August 18, 2015, are incorporated herein by reference.  As of August 18, 2015, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) had sole beneficial ownership of an aggregate of 3,545,049 shares of Common Stock, representing approximately 6.2% of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of May 15, 2015, as reported in the Company’s Current Report on Form 10-Q filed on May 27, 2015 (57,045,062 shares)).

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)           The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 21, as of August 18, 2015, and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

As disclosed in Amendment No. 14 to the Schedule 13D, GECEI is party to a Shareholder Agreement with the Company and NBC Universal, Inc. (which is now known as NBCUniversal Media, LLC, or “NBCU”).  For a description and copy of the Shareholder Agreement, see Amendment No. 14 to the Schedule 13D filed by the Reporting Persons on March 2, 2009, and Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on February 26, 2009 (SEC File No. 000-20243).  As a consequence of this Shareholder Agreement, GECEI and NBCU may from time to time consult with each other regarding the securities of the Company.

To the knowledge of the Reporting Persons, as of August 18, 2015, an aggregate of 10,686,898 shares of Common Stock are subject to the Shareholder Agreement, of which (i) 3,545,049 shares of Common Stock are beneficially owned by the Reporting Persons and (ii) 7,141,849 shares of Common Stock are beneficially owned by NBCU, NBCUniversal Holdings, and Comcast Corporation (“Comcast”).  Nothing in this Schedule 13D shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by NBCU, NBCUniversal Holdings, or Comcast, and such beneficial ownership is expressly disclaimed.  Information regarding beneficial ownership by NBCU, NBCUniversal Holdings, and Comcast is based on the proxy statement filed by the Company on May 8, 2015.

(c)           During the past 60 days ending on and including August 17, 2015, no transactions were effected in the Common Stock by the Reporting Persons except as disclosed in Item 4 hereof and incorporated herein by reference.  To the knowledge of the Reporting Persons, none of the directors or executive officers of the Reporting Persons effected transactions in the Common Stock during the period described above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 of this Amendment No. 21 is incorporated herein by reference.

On July 9, 2015, the Company entered into a letter agreement (the “Letter Agreement”) with GECEI pursuant to which GECEI consented to the Company’s adoption of a Shareholder Rights Plan (the “Plan”) in consideration for the Company’s agreement to provide GECEI, NBCU, and certain of their respective affiliates with exemptions from the Plan.  GECEI’s consent was required pursuant to the terms of the Shareholder Agreement.  In the Letter Agreement, the Company agreed that if any of GECEI, NBCU or any of their respective affiliates that holds shares of Common Stock from time to time (each a “Grandfathered Investor”) sells or otherwise transfers shares of Common Stock currently owned by such Grandfathered Investor to any third party identified to the Company in writing (any such third party, a “Exempt Purchaser”), the Company will take all actions necessary under the Plan so that such third party will not be deemed an Acquiring Person (as defined in the Plan) by virtue of the acquisition of such shares. The Company further agreed that, subject to certain limitations, upon request of any Grandfathered Investor or Exempt Purchaser, and in connection with a transfer by such Grandfathered Investor or Exempt Purchaser of shares of the Company’s common stock to an Exempt Purchaser, the Company will enter into an agreement with the acquiring Exempt Purchaser granting such acquiring Exempt Purchaser substantially the same rights as set forth above with respect to any sale of Common Stock to any other third party.  Additionally, the Company agreed that without the consent of any Grandfathered Investor that is an affiliate of GECEI and any Grandfathered Investor that is an affiliate of NBCU, the Company will not (i) amend the Plan in any material respect, other than to accelerate the Expiration Date or the Final Expiration Date (each as defined in the Plan), (ii) adopt another shareholders’ rights plan or (iii) amend the Letter Agreement.

The forgoing discussions of the Stock Purchase Agreement and Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and the Letter Agreement, filed as Exhibits 49 and 50, respectively, and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 49	Stock Purchase Agreement dated as of August 14, 2015, by and among ASF Radio, L.P. and GE Capital Equity Investments, Inc. (filed herewith).

Exhibit 50
Letter agreement, dated July 9, 2015, between EVINE Live Inc. and GE Capital Equity Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by EVINE Live Inc. on July 13, 2015 (SEC File No. 0-20243)).

Exhibit 51	Power of Attorney (General Electric Capital Corporation) (filed herewith)

Exhibit 52	Power of Attorney (General Electric Company) (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 18, 2015

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Vincent Erardi
	Name:	Vincent Erardi
	Title:	Senior Managing Director, CFO & Treasurer

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Vincent Erardi
	Name:	Vincent Erardi
	Title:	Duly Authorized Signatory

GENERAL ELECTRIC COMPANY

By:	/s/ Vincent Erardi
	Name:	Vincent Erardi
	Title:	Duly Authorized Signatory

Exhibit Index

Exhibit 49	Stock Purchase Agreement dated as of August 14, 2015, by and among ASF Radio, L.P. and GE Capital Equity Investments, Inc. (filed herewith).

Exhibit 50
Letter agreement, dated July 9, 2015, between EVINE Live Inc. and GE Capital Equity Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by EVINE Live Inc. on July 13, 2015 (SEC File No. 0-20243)).

Exhibit 51	Power of Attorney (General Electric Capital Corporation) (filed herewith)

Exhibit 52	Power of Attorney (General Electric Company) (filed herewith)